Exhibit 99.14

October 31, 2012

AMENDED

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
TSX

Dear Sirs:

Re:	Bridgeport Ventures Inc.

We are pleased to advise you of the details of the upcoming meeting of the shareholders of BRIDGEPORT VENTURES INC.

Issuer:	Bridgeport Ventures Inc.
Meeting Type:	Annual & Special Meeting
Meeting Date:	November 30, 2012
Place:	Toronto, ON

Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
CUSIP / ISIN:	108404104 / CA1084041047
Record Date of Notice:	October 22, 2012
Record Date of Voting:	October 22, 2012
Beneficial Ownership Determination Date:	October 22, 2012

Class of Securities Entitled to Receive Notice:	Warrants Exp. October 7, 2014
Class of Securities Entitled to Vote:	Warrants Exp. October 7, 2014
CUSIP / ISIN:	108404112/CA1084041120
Class of Securities Entitled to Receive Notice:	Warrants Exp. December 20, 2012
Class of Securities Entitled to Vote:	Warrants Exp. December 20, 2012
CUSIP / ISIN:	108404120/CA1084041203
Class of Securities Entitled to Receive Notice:	Warrants Exp. December 20, 2012
Class of Securities Entitled to Vote:	Warrants Exp. December 20, 2012
CUSIP / ISIN:	N/A
Record Date of Notice:	October 23, 2012
Record Date of Voting:	October 23, 2012
Beneficial Ownership Determination Date:	October 23, 2012

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Company.

Yours truly,

VALIANT TRUST COMPANY

Signed “John Masterson”

John Masterson
Account Manager, Client Services

cc: CDS & Co